FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 16, 2023, announcing that Gilat Completes Acquisition of DataPath, Inc.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 16, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Completes Acquisition of DataPath, Inc.

The acquisition represents a strong step forward in Gilat’s strategy to increase its presence in the growing defense communications market

Petah Tikva, Israel, November 16, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that it has completed the acquisition of DataPath, Inc., a market leader in trusted communications for the US DoD Military and Government sectors.

The transaction was approved by the Gilat Board of Directors and by DataPath’s Board of Directors and stockholders earlier this year, and it has received regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States (CFIUS).

“This acquisition is a strong step ahead in Gilat’s strategy to increase its presence in the growing defense market,” said Adi Sfadia, Gilat’s CEO. “With more than 25 years of experience in serving the US DoD and government sectors, as well as other government and defense markets, DataPath is the pillar we have been seeking to rapidly realize Gilat’s strategy. With annual revenues in the defense sector forecasted to increase by approximately $50 million, we are building upon the new, strong synergies enabled by the acquisition, as Gilat’s international presence will present DataPath with new opportunities for its advanced solutions, and DataPath’s valued presence in the US will create new opportunities for Gilat’s advanced communication technologies in this sector.”

“Together with Gilat, we are well positioned to offer all of our customers comprehensive integrated solutions built with best of breed components and technologies,” said David McDonald, DataPath’s President. “DataPath, now as part of Gilat, will continue to offer superior solutions, not just within the U.S. DoD market, but throughout the world.  This acquisition’s synergies enhance Gilat’s and DataPath’s ability to develop solutions for the rapidly evolving satellite communication market. As the SATCOM market enters a new space age, our combined resources and technologies further enhance Gilat’s strategy in the global defense sector.”

Advisors
Needham & Company LLC and Quilty Analytics LLC are serving as financial advisors to Gilat. Naschitz Brandes Amir & Co. and Foley and Lardner LLP are acting as Gilat’s legal counsel. RCBG, headquartered in Chicago, Illinois, served as exclusive strategic advisor to DataPath, Inc. DLA Piper LLP and Greenberg Traurig are acting as DataPath’s legal counsel.

About DataPath® Inc.

DataPath excels in advanced and secure communications solutions tailored to the unique requirements of defense, aerospace, broadcast, government, and critical infrastructure clients. Our solutions include a wide range of field communications and information technology products, including satellite communication systems and network management software. All offerings are backed by 24×7 customer care and global field support. At DataPath we are passionate about helping our clients achieve mission success. For more information, visit www.datapath.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive end-to-end solutions and services powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high-value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS

Press Release | T +972 3 925 2000 | info@gilat.com | www.gilat.com